Exhibit 21.1

Subsidiaries of Intermedia Cloud Communications, Inc.

Name	Jurisdiction of Formation

Ivy Intermediate Holdings, Inc.	Delaware

Intermedia Holdings, Inc.	Delaware

Intermedia.net, Inc.	Delaware

Intermedia (UK) Holdings, Ltd.	England & Wales

Intermedia Limited Liability Company	Russia

Serverdata.net, Inc.	Delaware

Intermedia Voice Services, Inc.	Delaware

Intermedia.net Technologies Canada, Inc.	Canada

Intermedia Technologies Company Limited	England & Wales

SaaSID Limited	England & Wales

Intermedia.net Australia Pty. Ltd.	Australia

Telanetix, Inc.	Delaware

Intermedia Technologies Company Ltd, Netherlands Branch Office	Netherlands

AccessLine Holdings, Inc.	Delaware

Telenetix, Inc.	California

AccessLine Communications Corporation	Delaware

Intermedia Technologies Japan G.K.	Japan